06013047


SEC MAIL PROCESSING
RECEIVED
MAY 02 2006
WASH, D.C. 152 SECTION

82-3334

*Securities and Exchange Commission*
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

Asker, 24 April 2006

SUPPL

Dear Sir/Madam,

Please find enclosed the following information recently submitted by Tomra Systems ASA to the Oslo Stock Exchange:

- The 2005 annual report
- First quarter 2005 report
- First quarter 2005 presentation
- Copies of recent stock exchange announcements by Tomra Systems ASA.

The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

**TOMRA`S ANNUAL REPORT 2005 PUBLISHED**

07.04.06 14:32 Market=OB TOM

printed annual/quarterly repor
1712K

TOMRA today publishes an electronic version of the 2005 annual report. A pdf-version of the report is enclosed in this announcement and will also be made available on TOMRA`s web page (under `Investor Relations`, `Reports and Presentations` on www.tomra.com), on Oslo Børs (www.newsweb.no) and on Hugin Online (www.huginonline.no).

The printed version of the annual report will be distributed to shareholders, analysts and other stakeholders on 19 April at the latest.

If you have questions, please contact VP Investor Relations, Håkon Volldal, at +47 66 79 92 29 (office) or +47 97 71 99 73 (mobile).

Asker, 7 April 2006
Tomra Systems ASA

07.04.06 14:54 Market=OB TOM **TOMRA - INVITATION TO ANNUAL GENERAL MEETING**

general meeting information 36K

---

The Annual Meeting of Shareholders of Tomra Systems ASA will be held at the company`s offices at Drengsrudhagen 2, Asker, Norway, on Wednesday 3 May 2006 at 6:00 p.m.

Registration begins at 5:30 p.m. Coffee and cake will be served before the meeting starts.

Please see attached invitation with enclosures. The invitation together with a registration form and the annual report 2005 will be sent to all shareholders by mail on 19 April at the latest.

Asker, 7 April 2006
Tomra Systems ASA

*(Office translation)*

# NOTICE OF

# ANNUAL GENERAL MEETING IN

# TOMRA SYSTEMS ASA

Notice is hereby given by the board of directors for an annual general meeting in Tomra Systems ASA on

**3 May 2006 at 18.00 at the offices of the company at Drengsrudhagen 2, Asker, Norway.**

Registration of attendees takes place from 17.30.

The following matters shall be dealt with:

1. Opening of the general meeting by the chairman of the board of directors. Registration of attending shareholders, including shareholders represented by proxy

2. Election of the chairman of the meeting

3. Election of one person to sign the minutes together with the chairman of the meeting

4. Approval of the notice of the meeting and the agenda

5. Report by the management on the status of the company and the group

6. Approval of the annual accounts and annual report for 2005 for the company and the group, including proposal for dividend distribution

7. Determination of remuneration for the board of directors, board committees and auditor

8. Election of board of directors and nomination committee

9. Revocation of unused authorisations for share issues. New authorisation regarding directed share issues to effect acquisitions or mergers

10. Reduction of the share capital by amortisation of treasury shares – amendment of by-laws

11. Authorisation to acquire treasury shares

The board of directors and the management welcome all shareholders to attend the general meeting.

Asker, 7 April 2006

**TOMRA SYSTEMS ASA**
The board of directors

*(Office translation)*

## ENCLOSURE TO NOTICE OF ORDINARY GENERAL MEETING IN TOMRA SYSTEMS ASA

### Matter 6. Approval of the annual accounts and annual report for 2005 for the company and the group, including proposal for dividend distribution

The board of directors proposes that the general meeting pass the following resolution:

> *"The annual report and accounts for 2005 are approved. An ordinary dividend of NOK 0.35 per share shall be distributed. The dividend is to be paid to those who are the company's shareholders on expire of the day of the annual general meeting 3 May 2006. The shares will be traded on the Oslo Stock Exchange excluding dividend as of 4 May 2006"*

### Matter 7. Determination of remuneration for the board of directors, board committees and auditor

The board of director proposes that the general meeting pass the following resolution:

> *"For 2005 the board of directors is remunerated as follows:*
>
> *Chairman of the board: NOK 650,000*
> *External board members: NOK 350,000*
> *Internal board members: NOK 200,000*
>
> *In addition, a remuneration of NOK 25,000 per annum is to be paid out to members for the work done in the compensation committee, audit committee and nomination committee.*
>
> *If a board member is engaged in extraordinary work beyond ordinary board and committee work, such board member will be remunerated with NOK 10,000 per day limited to a total of NOK 150,000 per annum. There has not in 2005 been performed work by any board member that qualifies for additional compensation.*
>
> *The auditor's fees for audit of Tomra Systems ASA for 2005 in accordance with bill of NOK 656,000 is approved."*

The board member fee for internal board members is assumed to cover board responsibilities and time for preparation. Time spent in board meetings is assumed to be covered by employees' normal wages.

### Matter 8. Election of board of directors and nomination committee

The nomination committee consists of Halvor Løken (chairman), Tom Knoff and Jan Chr. Opsahl. They are all willing to be re-elected.

The committee has nominated the following persons to be re-elected as board members of Tomra Systems ASA: Jan Chr. Opsahl (chairman), Jørgen Randers, Hanne de Mora, Rune Bjerke and Grethe Aasved.

**Matter 9. Revocation of unused authorisations for share issues. New authorisation regarding directed share issues to effect acquisitions or mergers**

The board of directors has throughout the past few years been authorized to increase the share capital to perform option agreements with the group's employees and in connection with acquisitions or mergers. The board of directors proposes that the authorisations to increase the share capital to perform option agreements be revoked to the extent they are unused. In the future, the existing option agreements will instead be performed by treasury shares. The present authorisation to increase the share capital in connection with acquisitions or mergers lapses on this year's annual general meeting. The board of directors proposes that this be replaced by a new authorisation such that the board of directors remains authorised to carry out such transactions. The board of directors proposes that the general meeting pass the following resolution:

> *"All existing authorisations to the board of directors to increase the share capital by new issue of shares are revoked to the extent they are unused. The board of directors is given authorisation to increase the share capital by new issue of shares by up to NOK 17,300,000 (9.96 % of the share capital after the amortisation resolution proposed in matter 10). The authorisation can only be utilized in connection with mergers with or acquisitions of companies or businesses. The shareholders' preferential right to subscribe according to allmennaksjeloven (Public Limited Companies Act)§ 10-4 may be set aside. The authorisation encompasses non-cash contributions and the right to assume special obligations as well as a decision on a merger. The authorisation shall be valid until the annual general meeting in the spring of 2007. If the authorisation is utilised, the board may change § 4 of the by-laws accordingly."*

**Matter 10. Reduction of the share capital by amortisation of treasury shares - amendment to company by-laws**

On the extraordinary general meeting 14 October 2005, the general meeting passed a resolution authorising the board of directors to acquire up to 10,000,000 treasury shares for use in performing its obligations under options agreements with employees of the group. The company has in accordance therewith acquired 4,913,000 shares and disposed of 68,305 shares. The board of directors proposes that the share capital be reduced by amortisation of these shares so that the possibility of acquisitions of further treasury shares is increased. The board of directors also proposes in matter 11 that it is given a new authorisation to acquire treasury shares.

The auditor has confirmed that after the reduction there is coverage for the company's restricted equity, cf. allmennaksjeloven (Public Limited Companies Act) 12-2. The confirmation is attached.

The board therefore proposes that the general meeting passes the following resolution:

> *"The share capital of the company is to be reduced by NOK 4,844,695 by amortisation of the 4,844,695 treasury shares."*

Following amortisation of the abovementioned shares, the share capital of the company will be NOK 173,641,864 divided into 173,641,864 shares, each with a par value of NOK 1.00. The board of directors proposes that the general meeting passes a resolution to amend §4 of the by-laws of the company accordingly, to read as follows:

> *"§ 4*
> *The share capital is NOK 173,641,864 divided into 173,641,864 shares, each with a par value of NOK 1.00. The shares of the company shall be registered in Verdipapirsentralen."*

**Matter 11. Authorisation to acquire treasury shares**

On the extraordinary general meeting 14 October 2005, the general meeting passed a resolution authorising the board of directors to acquire treasury shares for performance of employees' options. It was limited in such a way that the highest nominal value of the shares the company could acquire was NOK 10,000,000. The authorisation has been used to acquire 4,913,000 shares, of which 4,844,695 are proposed to be amortised, cf. matter 10. The authorisation is proposed renewed in the original size.

The board of directors therefore proposes that the general meeting passes the following resolution:

> *"The authorisation to the board of directors to acquire treasury shares given on extraordinary general meeting 14 October 2005 is revoked to the extent not used. The revocation only becomes effective upon registration of the new authorisation to acquire treasury shares, cf. the following.*
>
> *The board of directors is authorised to acquire treasury shares. The authorisation is valid until the next annual general meeting. The highest nominal value of the shares that the company may altogether acquire is NOK 10,000,000.*
>
> *Acquisition of treasury shares shall be executed over the stock exchange within a normal spread. The board of directors may in addition determine that acquisitions shall take place through an offer to shareholders who own not more than 1,000 shares at a price close to the price at which the shares have been traded in a period preceding the time of the offer. The company shall on acquisition of treasury shares pay a consideration of minimum NOK 20 and maximum NOK 200 for each share. Disposal of treasury shares may only be carried out to fulfil stock option programmes for the employees of the group."*


OSLO BØRS
NewsWeb

Ticker: TOM
No of announcements: 5
From: 18.
Type of announcement: --- all ---
To: 18.

18.04.06 11:51 Market=OB TOM **ANNUAL INFORMATION** annual information 126K

---

Issuers of listed transferable securities are
required to provide Oslo Børs with an annual
statement of information made available to the
public, cf the Stock Exchange Regulations
section 5-2 fifth paragraph.
Attached at www.newsweb.no is an annual overview
for Tomra Systems ASA



Symbol: f.o.m (måned, år): Jan 2005 t.o.m (måned, år): Apr 2006 

| Kilde | Dato | Symbol | Melding | Meldingstype |
|---|---|---|---|---|
| newsweb | 07.04.2006 | TOM | TOMRA - INVITATION TO ANNUAL GENERAL MEETING | GENERALFORSAMLINGSINFO |
| newsweb | 07.04.2006 | TOM | TOMRA - INVITASJON TIL ORDINÆR GENERALFORSAMLING | GENERALFORSAMLINGSINFO |
| newsweb | 07.04.2006 | TOM | TOMRA`S ANNUAL REPORT 2005 PUBLISHED | TRYKT ÅRS/DELÅRSRAPPORT |
| newsweb | 07.04.2006 | TOM | TOMRAS ÅRSRAPPORT 2005 PUBLISERT | TRYKT ÅRS/DELÅRSRAPPORT |
| newsweb | 29.03.2006 | TOM | INVITATION TO 1Q 2006 PRESENTATION | FINANSIELL KALENDER |
| newsweb | 29.03.2006 | TOM | INVITASJON TIL PRESENTASJON AV 1KV 2006 | FINANSIELL KALENDER |
| newsweb | 29.03.2006 | TOM | DECISION IN EU COMMISSION`S CASE AGAINST TOMRA | ANDRE BØRSMELDINGER |
| newsweb | 29.03.2006 | TOM | VEDTAK I EU-KOMMISJONENS SAK MOT TOMRA | ANDRE BØRSMELDINGER |
| newsweb | 02.03.2006 | TOM | ORDER FROM GERMANY | AVTALER |
| newsweb | 02.03.2006 | TOM | ORDRE FRA TYSKLAND | AVTALER |
| newsweb | 15.02.2006 | TOM | FOURTH QUARTER RESULTS 2005 | DELÅRSRESULTAT |
| newsweb | 15.02.2006 | TOM | RESULTATER FRA 4. KVARTAL 2005 | DELÅRSRESULTAT |
| newsweb | 13.02.2006 | TOM | KONVERTERING TIL IFRS | ANDRE BØRSMELDINGER |
| newsweb | 13.02.2006 | TOM | IFRS CONVERSION | ANDRE BØRSMELDINGER |
| newsweb | 25.01.2006 | TOM | CORRECTION: INVITATION TO 4Q 2005 PRESENTATION | FINANSIELL KALENDER |
| newsweb | 25.01.2006 | TOM | INVITATION TO 4Q 2005 PRESENTATION | FINANSIELL KALENDER |
| newsweb | 25.01.2006 | TOM | INVITASJON TIL PRESENTASJON AV 4KV 2005 | FINANSIELL KALENDER |
| newsweb | 16.01.2006 | TOM | ORDER FROM THE U.S. | AVTALER |
| newsweb | 16.01.2006 | TOM | ORDRE FRA USA | AVTALER |
| newsweb | 11.01.2006 | TOM | ORDER FROM GERMANY | AVTALER |
| newsweb | 11.01.2006 | TOM | ORDRE FRA TYSKLAND | AVTALER |
| newsweb | 02.01.2006 | TOM | FINANCIAL CALENDAR 2006 | FINANSIELL KALENDER |
| newsweb | 02.01.2006 | TOM | FINANSIELL KALENDER 2006 | FINANSIELL KALENDER |
| newsweb | 21.12.2005 | TOM | ORDER FROM EDEKA GROUP | AVTALER |
| newsweb | 21.12.2005 | TOM | ORDRE FRA EDEKA GROUP | AVTALER |
| newsweb | 16.12.2005 | TOM | ORDER FROM METRO GROUP | AVTALER |
| newsweb | 16.12.2005 | TOM | ORDRE FRA METRO GROUP | AVTALER |
| newsweb | 05.12.2005 | TOM | TOMRA - SECURITY MARKING IN GERMANY | ANDRE BØRSMELDINGER |
| newsweb | 05.12.2005 | TOM | TOMRA - SIKKERHETSMERKING I TYSKLAND | ANDRE BØRSMELDINGER |
| newsweb | 25.11.2005 | TOM | ORDER FROM MARKTKAUF | AVTALER |
| newsweb | 25.11.2005 | TOM | ORDRE FRA MARKTKAUF | AVTALER |
| newsweb | 08.11.2005 | TOM | TOMRA - CAPITAL MARKETS DAY PRESENTATION MATERIAL | PRESENTASJONSMATERIALE |
| newsweb | 08.11.2005 | TOM | TOMRA - PRESENTASJONSMATERIALET FOR KAPITALMARKEDSDAGEN | PRESENTASJONSMATERIALE |
| newsweb | 08.11.2005 | TOM | TOMRA - PRESENTASJONSMATERIALET FOR KAPITALMARKEDSDAGEN | PRESENTASJONSMATERIALE |

| | | |
|---|---|---|
| newsweb 08.11.2005 TOM | TOMRA - CAPITAL MARKETS DAY PRESENTATION MATERIAL | PRESENTASJONSMATERIALE |
| newsweb 07.11.2005 TOM | ALDI SÜD EXERCISES OPTION FOR ADDITIONAL MACHINES | AVTALER |
| newsweb 07.11.2005 TOM | ALDI SÜD UTØVER OPSJONEN FOR YTTERLIGERE MASKINER | AVTALER |
| newsweb 14.10.2005 TOM | MINUTES EX.ORD GENERAL MEETING / PROTOKOLL EX.ORD GF | GENERALFORSAMLINGSINFO |
| newsweb 14.10.2005 TOM | THIRD QUARTER RESULTS 2005 / RESULTATER 3. KVARTAL 2005 | DELÅRSRESULTAT |
| newsweb 04.10.2005 TOM | ORDER FROM ALDI SÜD / ORDRE FRA ALDI SÜD | AVTALER |
| newsweb 27.09.2005 TOM | EXTRAORD. SHAREHOLDERS MEETING/ EKSTRAORD. GENERALFORS. | GENERALFORSAMLINGSINFO |
| newsweb 20.09.2005 TOM | ORDER SITUATION IN GERMANY/ ORDRESITUASJONEN I TYSKLAND | ANDRE BØRSMELDINGER |
| newsweb 12.09.2005 TOM | INV TO CAPITAL MARKETS DAY / INV TIL KAPITALMARKEDSDAG | FINANSIELL KALENDER |
| newsweb 12.09.2005 TOM | INV TO PRESENTATION 3Q 05 / INV TIL PRESENTASJON 3KV 05 | FINANSIELL KALENDER |
| newsweb 31.08.2005 TOM | SALE OF BRAZILIAN OPERATIONS/SALG AV BRASILVIRKSOMHET | AVTALER |
| newsweb 26.08.2005 TOM | ORDER IN GERMANY/ORDRE FRA TYSKLAND | AVTALER |
| newsweb 13.07.2005 TOM | TOMRA - RESULTATER FRA 2. KVARTAL 2005 | DELÅRSRESULTAT |
| newsweb 13.07.2005 TOM | TOMRA - SECOND QUARTER RESULTS 2005 | DELÅRSRESULTAT |
| newsweb 08.07.2005 TOM | SECURITY SOLUTION GERMANY/SIKKERHETSLØSNING TYSKLAND | ANDRE BØRSMELDINGER |
| newsweb 16.06.2005 TOM | INV TO PRESENTATION 2Q 05/ INV TIL PRESENTASJON 2KV 05 | FINANSIELL KALENDER |
| newsweb 16.06.2005 TOM | NEW IR CONTACT / NY IR KONTAKT | ORGANISASJONSENDRING |
| newsweb 31.05.2005 TOM | 2ND QUARTER 2005 PRESENTATION/2. KV. 2005 PRESENTASJON | FINANSIELL KALENDER |
| newsweb 19.05.2005 TOM | ORGANIZATIONAL CHANGES/ORGANISASJONSENDRINGER | ORGANISASJONSENDRING |
| newsweb 11.05.2005 TOM | COO RESIGNS / KONSERNDIREKTØR FRATRER | ORGANISASJONSENDRING |
| newsweb 20.04.2005 TOM | EX DIVIDEND NOK 1,80 TODAY/EKS. UTBYTTE NOK 1,80 I DAG | EKS.DATO |
| newsweb 20.04.2005 TOM | MINUTES FROM AGM / PROTOKOLL FRA GENERALFORSAMLING | GENERALFORSAMLINGSINFO |
| newsweb 20.04.2005 TOM | 1ST QUARTER RESULTS 2005 / RESULTATER 1. KVARTAL 2005 | DELÅRSRESULTAT |
| newsweb 08.04.2005 TOM | GENERALFORSAMLING / ANNUAL SHAREHOLDERS` MEETING | GENERALFORSAMLINGSINFO |
| newsweb 05.04.2005 TOM | INV TO PRESENTATION 1Q 05/ INV TIL PRESENTASJON 1KV 05 | FINANSIELL KALENDER |
| newsweb 31.03.2005 TOM | ANNUAL GENERAL MEETING / ORDINÆR GENERALFORSAMLING | GENERALFORSAMLINGSINFO |
| newsweb 30.03.2005 TOM | TOMRA ANNUAL REPORT 2004 / TOMRA ÅRSRAPPORT 2004 | TRYKT ÅRS/DELÅRSRAPPORT |
| newsweb 18.03.2005 TOM | INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) | ANDRE BØRSMELDINGER |
| newsweb 02.03.2005 TOM | PRESENTATION MATERIAL / PRESENTASJONS MATERIALE | PRESENTASJONSMATERIALE |
| newsweb 01.03.2005 TOM | AMUND SKARHOLT NEW CEO OF TOMRA | ORGANISASJONSENDRING |

| | | |
|---|---|---|
| newsweb 21.02.2005 TOM | CLOSING OF ORWAK ACQUISITION/OPPKJØP AV ORWAK SLUTTFØRT | AVTALER |
| newsweb 16.02.2005 TOM | RESULTATER 4. KVARTAL 2004 / 4TH QUARTER RESULTS 2004 | DELÅRSRESULTAT |
| newsweb 04.02.2005 TOM | CEO RESIGNS/KONSERNSJEF FRATRER | ORGANISASJONSENDRING |
| newsweb 24.01.2005 TOM | INV TO PRESENTATION 4Q 04/ INV TIL PRESENTASJON 4KV 04 | FINANSIELL KALENDER |
| newsweb 20.01.2005 TOM | PRESENTATION MATERIAL / PRESENTASJONS MATERIALE | PRESENTASJONSMATERIALE |

20.04.06 08:47 Market=OB TOM **FIRST QUARTER 2006 RESULTS** quarterly results 1045K 291K

Revenues of 822 MNOK (+63 percent relative to 504 MNOK in first quarter 2005)
Operating profit of 123 MNOK (5 MNOK in first quarter 2005)
Cash flow from operations of 36 MNOK (1 MNOK in first quarter 2005)

---

Segment renaming
The business segments used in TOMRA`s external reporting will be renamed to better reflect the content of each segment. There will be no changes as to how revenues and costs are allocated. The new segment names are:
- Collection Technology (previously RVM Technology)
- Materials Handling (previously Collection and Materials Handling)
- Industrial Processing Technology (previously Recycling Technology)
- Development Initiatives (previously Other non-deposit activities)

Collection Technology
Revenues equaled 503 MNOK in first quarter 2006, an increase of 101 percent versus last year. Gross margin equaled 44 percent, down from 49 percent last year. Operating profit increased to 116 MNOK in first quarter 2006 against 31 MNOK in 2005. Strong performance in Germany, Holland and the US was the main reason for the improvements.

Europe
Revenues amounted to 409 MNOK in first quarter 2006, up 142 percent versus first quarter 2005. In Germany, TOMRA has so far received orders for approximately 9,400 RVMs. Almost 5,400 of these RVMs were ordered during first quarter 2006. In the same period, TOMRA installed 1,300 new machines and upgraded 700 existing machines.

US East & Canada
Revenues equaled 14.0 MUSD in first quarter 2006, up 9 percent from first quarter 2005. Measured in NOK, revenues increased by 16 percent to 94 MNOK.

Materials Handling
Revenues in first quarter 2006 increased by 9 percent to 32.6 MUSD. Measured in NOK, revenues were 218 million. Both the gross and operating margin improved in first quarter 2006 compared to 2005.

Industrial Processing Technology
Performance improved considerably compared to last year. Revenues equaled 100 MNOK, up 52 percent versus first quarter 2005. Last year`s operating loss of 9 MNOK changed to a profit of 13 MNOK.

Development initiatives
Revenues from this segment during first quarter 2006 amounted to 1 MNOK. Overall costs related to development activities are at the same level as

last year.

Japan
TOMRA installed 10 RVMs in Japan in first quarter 2006. Discussions with wards in Tokyo for further installations in 2006 are ongoing. TOMRA is currently negotiating a partnership agreement with Sumitomo Corporation.

TRC pilot in the UK
TESCO is evaluating an expansion of the TRC progam in the UK. In the fourth quarter 2005 presentation, TOMRA stated that a decision was expected during the first quarter this year. However, no formal contract has yet been signed - the discussions continue.

082- 03334


TOMRA®

# FIRST QUARTER 2006

**Highlights from first quarter 2006 include:**

- Strong performance in all business areas
- Revenues of 822 MNOK (+63 percent relative to 504 MNOK in first quarter 2005)
- Operating profit of 123 MNOK (5 MNOK in first quarter 2005)
- Cash flow from operations of 36 MNOK (1 MNOK in first quarter 2005)
- TOMRA's Board of Directors has decided to appeal the EU Commission's decision

# TOMRA FIRST QUARTER 2006

## CONSOLIDATED FINANCIALS

Revenues in first quarter 2006 amounted to 822 MNOK, up 63 percent from 504 MNOK in first quarter last year. Currency fluctuations had minor impact on revenues.

Gross margin equaled 38.1 percent in first quarter 2006, which is up from 36.7 percent in first quarter 2005. Operating profit equaled 123 MNOK versus 5 MNOK in first quarter last year. The increase is a result of improved performance in all business areas.

Cash flow from operations in the quarter equaled 36 MNOK, and the total cash balance at the end of the quarter was 370 MNOK. The equity ratio remained strong at 68 percent.

All figures have been stated for continued operations according to IFRS. Thus, revenues from TOMRA's Brazilian operations in 2005 have been excluded. Profit from these operations is reported under "profit on discontinued operations".

## SEGMENT REPORTING

In 2004 TOMRA introduced a new segment reporting format. Some of the segments will be renamed to better reflect the content of each segment. There will be no changes as to how revenues and costs are allocated. Below follows the new segment names and a short description of the segments.

- **Collection Technology** (***previously RVM Technology***) consists of the sale, lease and servicing of consumer-oriented solutions for collecting and processing used packaging. The current main product line is the Reverse Vending Machine (RVM) for collecting used beverage containers in deposit markets. This segment will in the future also include solutions sold in non-deposit markets.
- **Materials Handling** (***previously Collection & Materials Handling***) consists of pick-up, transportation and processing of used beverage containers in North America, as well as the collection of deposit containers from consumers in California through a network of collection centers.
- **Industrial Processing Technology** (***previously Recycling Technology***) consists of the sale and servicing of industrial solutions for processing and recycling industrial and household waste. The current two main product lines are the optical recognition and sorting equipment from TiTech and the compaction solutions from the Orwak Group.
- **Development initiatives** (***previously Other non-deposit activities***) reflect TOMRA's spending on future growth vehicles. This includes general business development (organic and M&A) and support activities including pilots and start-up of operations. The projects in UK and Japan are examples of such initiatives.

**Collection Technology**

Revenues in Collection Technology equaled 503 MNOK in first quarter 2006, an increase of 101 percent versus last year. Gross margin equaled 44 percent, down from 49 percent last year. Operating profit increased to 116 MNOK in first quarter 2006 from 31 MNOK in 2005. Strong performance in Germany, Holland and the US was the main reason for the improvements.

| *Figures in NOK million* | 1q06 | 1q05 |
|---|---|---|
| Revenue | 503 | 250 |
| *- Nordic* | *95* | *85* |
| *- Central Europe* | *314* | *84* |
| *- Rest of Europe* | *-* | *-* |
| *- US East & Canada* | *94* | *81* |
| Gross contribution | 222 | 123 |
| *- in %* | *44%* | *49%* |
| Operating expenses | 106 | 92 |
| Operating profit | 116 | 31 |
| *- in %* | *23%* | *12%* |

Europe

Revenues in Europe equaled 409 MNOK in first quarter 2006, up 142 percent versus first quarter 2005. Adjusted for currency fluctuations, revenues increased by 149 percent.

In Germany, TOMRA has so far received orders for approximately 9,400 RVMs as a consequence of the introduction of a nationwide deposit system for non-refillable beverage containers from 1 May 2006. Almost 5,400 of these RVMs were ordered during first quarter 2006. In the same period, TOMRA installed 1,300 new machines and upgraded 700 existing machines. TOMRA currently has a market share in excess of 60

percent of the total order volume in Germany that has been announced. The company is therefore well on track to achieve its goal of 50-70 percent market share. More orders are expected during the next two years, and TOMRA remains confident that the total demand for RVMs will be in the 30,000-40,000 range. Production and installation are according to plans, and TOMRA has sufficient flexibility to meet future demand.

In Holland, sales are up versus last year due to upgrades of already installed equipment. Holland introduced deposit on large non-refillable containers from 1 January 2006. As a consequence, TOMRA is able to upgrade old RVMs for refillable containers to also handle non-refillable containers and install new backroom solutions.

Revenues from the Nordic region increased by 12 percent compared to last year. The replacement campaign aiming at replacing up to 6,000 RVMs that are older than 7 years has been launched, but it is too early too conclude on success level.

The UNO, which is a low-cost RVM intended for handling of empty beverage containers in small stores, has been well received by customers. TOMRA is currently testing the UNO with more than 20 potential "volume" customers in the Nordic countries, Germany and Estonia. More than 400 UNOs were sold during first quarter 2006.

US East & Canada

Revenues in US East and Canada equaled 14.0 MUSD in first quarter 2006, up 9 percent from first quarter 2005. Measured in NOK, revenues increased by 16 percent to 94 million.

TOMRA installed approximately 350 machines in first quarter 2006, up from 250 in the prior year. The increase in installments was driven by among other the replacement contract announced in January this year. TOMRA received a contract worth approximately 70 MNOK from a Michigan based retailer. Many machines have been installed ahead of schedule.

**Materials Handling**

Revenues within Materials Handling in first quarter 2006 increased by 9 percent to 32.6 MUSD. Measured in NOK, revenues increased by 17 percent to 218 million. Both the gross margin and the operating profit improved versus the prior year. This is despite the increase in operating expenses, which is of a one-off nature.

| *Figures in NOK million* | 1q06 | 1q05 |
|---|---|---|
| Revenue | 218 | 187 |
| *- US East & Canada* | *114* | *101* |
| *- US West* | *104* | *86* |
| Gross contribution | 43 | 34 |
| *- in %* | *20%* | *18%* |
| Operating expenses | 29 | 26 |
| Operating profit | 14 | 8 |
| *- in %* | *7%* | *4%* |

In the US East and Canada, revenues increased by 5 percent to 17.0 MUSD in the first quarter 2006. Growth was driven by a 2 percent increase in number of containers handled.

The Californian operations experienced a revenue increase of 14 percent to 15.6 MUSD in first quarter due to growth in container volumes, more collection sites and favorable commodity pricing. TOMRA continues to explore different ways to further strengthen the business model.

**Industrial Processing Technology**

Traditionally, the first quarter in this segment is weak. However, based on a strong order backlog entering 2006 and a continued strong order inflow in first quarter, performance improved considerably compared to last year. Revenues equaled 100 MNOK, up 52 percent versus first quarter 2005. Last year's operating loss of 9 MNOK changed to a profit of 13 MNOK.

| *Figures in NOK million* | 1q06 | 1q05 |
|---|---|---|
| Revenue | 100 | 66 |
| *- Nordic* | *9* | *14* |
| *- Central Europe & UK* | *56* | *39* |
| *- Rest of Europe* | *11* | *4* |
| *- US East & Canada* | *7* | *3* |
| *- Rest of World* | *17* | *6* |
| Gross contribution | 48 | 28 |
| *- in %* | *49%* | *43%* |
| Operating expenses | 35 | 37 |
| Operating profit | 13 | (9) |
| *- in %* | *13%* | - |

TiTech Visionsort

The demand for TiTech equipment is currently very strong. This is driven by favorable regulatory environment, increased acceptance for optical sorting solutions and increased sales resources. Whereas Germany has been, and still is, an

important market for TiTech, the company has so far this year also experienced strong sales in markets like Spain, Italy and Japan.

Orwak Group

The Orwak Group had a very weak first quarter in 2005. This year performance has improved considerably. A main reason for this is the cost reduction program that was implemented last year. In terms of the run-rate for the four last quarters, both sales and profitability are now at a satisfactory level.

**Development initiatives**

Revenues from this segment during first quarter 2006 amounted to 1 MNOK. Overall costs related to development activities are at the same level as last year.

| *Figures in NOK million* | 1q06 | 1q05 |
|---|---|---|
| Revenue | 1 | 1 |
| *- Rest of World* | *1* | *1* |
| Gross contribution | 0 | 0 |
| *- in %* | *0* | *0* |
| Operating expenses | 16 | 16 |
| Operating profit | (16) | (16) |

TRC pilot in the UK

The initial TRC (Tomra Recycling Center) pilot program with TESCO in the UK ended on 28 February 2006. The business model works according to expectations, and TESCO is evaluating an expansion of the TRC program. In the fourth quarter 2005 presentation, TOMRA stated that a decision was expected during the first quarter this year. However, no formal contract has yet been signed. Discussions continue. and consequently decisions on future spending are pending.

Japan

TOMRA installed 10 RVMs in Japan in first quarter 2006. Discussions with wards in Tokyo for further installations in 2006 are ongoing. Adachi Ward has through press media announced its intentions to start up a new system for collection and recycling of PET bottles in 2006 as a complement to the existing curbside system. The planned system will use RVMs to be installed at a number of supermarkets and other commercial/ retail locations.

TOMRA is currently negotiating a partnership agreement with Sumitomo Corporation. Although the exact timing of a signed agreement is difficult to predict, the discussions are positive and progressing well.

## OTHER EVENTS

On 29 March 2006, the EU Commission concluded that TOMRA in the period 1998 to 2002 foreclosed competition on the RVM market in Austria, Germany, the Netherlands, Norway and Sweden by implementing an exclusionary strategy. The Commission has therefore decided to fine TOMRA EUR 24 million.

TOMRA received the conditions for the Commission's decision on 6 April 2006. From this date, TOMRA has two months to appeal the decision to the European Court of First Instance. In a Board meeting on 19 April 2006, TOMRA's Board of Directors decided to appeal the decision.

## SHARES AND SHAREHOLDERS

The total number of shares outstanding at the end of first quarter 2005 was 178,486,559 shares, including 4,844,695 treasury shares held by TOMRA. The total number of shareholders decreased from 15,003 at the end of 2005 to 13,791 at the end of first quarter 2006. 58.7 percent of TOMRA's shareholders at the end of first quarter 2006 were Norwegian residents.

TOMRA's share price increased from NOK 48.30 to NOK 52.50 during first quarter 2006. The number of shares traded at the Oslo Stock Exchange in first quarter 2006 was 166 million shares compared to 145 million in first quarter 2005.

Asker, 19 April 2006

The Board of Directors
TOMRA SYSTEMS ASA

| Jan Chr. Opsahl | Amund Skarholt |
|---|---|
| Chairman of the Board | President & CEO |

# FINANCIAL STATEMENT – FIRST QUARTER 2006

| INCOME STATEMENT *(Figures in NOK million)* | 1st Quarter 2006 | 1st Quarter 2005 | Full year 2005 |
|---|---|---|---|
| Operating revenues | 822.4 | 503.8 | 2413.1 |
| Cost of goods sold | 488.3 | 303.0 | 1433.9 |
| Depreciations/write-down | 20.9 | 15.8 | 68.5 |
| *Gross contribution* | *313.2* | *185.0* | *910.7* |
| Operating expenses | 168.6 | 161.2 | 673.5 |
| Depreciations/write-down | 21.2 | 19.1 | 104.2 |
| *Operating profit before other items* | *123.4* | *4.7* | *133.0* |
| Fine EU-Commission | 0.0 | 0.0 | 0.0 |
| *Operating profit* | *123.4* | *4.7* | *133.0* |
| Net financial income | 2.0 | 3.8 | 14.5 |
| *Profit before tax* | *125.4* | *8.5* | *147.5* |
| Taxes | 41.4 | 3.1 | 55.2 |
| *Net profit continued operations* | *84.0* | *5.4* | *92.3* |
| Profit/(loss) on discontinued operations | 0.0 | 3.5 | (70.4) |
| *Net profit for the period* | *84.0* | *8.9* | *21.9* |
| Minority interest | (1.7) | (1.4) | (13.6) |
| *Earnings per share (NOK)* | *0.47* | *0.04* | *0.05* |

| BALANCE SHEET *(Figures in NOK million)* | 31 March 2006 | 31 March 2005 | 31 December 2005 |
|---|---|---|---|
| **ASSETS** | | | |
| Intangible assets | 688.1 | 869.1 | 683.3 |
| Leasing equipment | 138.9 | 143.9 | 154.0 |
| Other fixed assets | 657.7 | 628.3 | 659.2 |
| Inventory | 398.9 | 352.3 | 334.1 |
| Short-term receivables | 833.3 | 610.5 | 671.6 |
| Cash and cash equivalents | 370.1 | 766.1 | 491.4 |
| *TOTAL ASSETS* | *3087.0* | *3370.2* | *2993.6* |
| **LIABILITIES & EQUITY** | | | |
| Paid-in capital | 1592.0 | 1596.8 | 1592.3 |
| Retained earnings | 513.4 | 1070.6 | 573.6 |
| Minority interests | 76.9 | 70.3 | 75.2 |
| Deferred taxes | 19.6 | 10.7 | 18.0 |
| Long-term interest-bearing liabilities | 22.6 | 59.8 | 27.8 |
| Short-term interest-bearing liabilities | 22.1 | 3.3 | 33.5 |
| Other liabilities | 840.4 | 558.7 | 673.2 |
| *TOTAL LIABILITIES & EQUITY* | *3087.0* | *3370.2* | *2993.6* |

| CASH FLOW STATEMENT *(Figures in NOK million)* | 1st Quarter 2006 | 1st Quarter 2005 | Full year 2005 |
|---|---|---|---|
| Profit before taxes | 125.4 | 8.5 | 147.5 |
| Changes in working capital | (80.9) | (49.4) | (51.4) |
| Other operating changes | (8.5) | 42.3 | 146.4 |
| Total cash flow from operations | 36.0 | 1.4 | 242.5 |
| Total cash flow from investments | (25.9) | (211.7) | (176.5) |
| Total cash flow from financing | (125.4) | (9.3) | (566.1) |
| *Total cash flow for period* | *(115.3)* | *(219.6)* | *(500.1)* |
| Exchange rate effect on cash | (6.0) | 2.7 | 8.5 |
| Opening cash balance | 491.4 | 983.0 | 983.0 |
| Closing cash balance | 370.1 | 766.1 | 491.4 |

| EQUITY | Accumulated 31 March | | Full Year |
|---|---|---|---|
| *(Figures in NOK million)* | **2006** | **2005** | **2005** |
| *Opening balance* | *2165.9* | *2596.3* | *2563.8* |
| Net profit | 82.3 | 7.5 | 8.3 |
| Translation difference | (38.5) | 58.2 | 118.5 |
| Equity settled transactions | (93.8) | 5.4 | 25.5 |
| Other equity adjustments | 9.8 | 0.0 | (17.8) |
| Dividend paid | 0.0 | 0.0 | (321.3) |
| Net purchase of own shares | (20.3) | 0.0 | (211.1) |
| *Closing balance* | *2105.4* | *2667.4* | *2165.9* |

| INTERIM RESULTS | 1st Quarter | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
|---|---|---|---|---|---|
| *(Figures in NOK million)* | **2006** | **2005** | **2005** | **2005** | **2005** |
| Operating revenues (MNOK) | 822.4 | 675.1 | 641.6 | 592.8 | 503.8 |
| EBITDA (MNOK) | 165.5 | 126.4 | 104.9 | 34.8 | 39.6 |
| Operating profit (MNOK) | 123.4 | 78.7 | 71.1 | (21.5) | 4.7 |
| Sales growth (year-on-year) (%) | 63.2 | 20.1 | 13.4 | 16.9 | (0.8) |
| Gross margin (%) | 38.1 | 37.7 | 39.2 | 37.1 | 36.7 |
| Operating margin (%) | 15.0 | 11.7 | 11.1 | (3.6) | 0.9 |
| EPS (NOK) | 0.47 | 0.31 | 0.25 | (0.55) | 0.04 |
| EPS (NOK) fully diluted | 0.47 | 0.31 | 0.25 | (0.55) | 0.04 |

## NOTES:

The 2006 and 2005 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2005.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.

Use of financial instruments: The Group has during first quarter 2006 sold 75 MEUR against NOK at an exchange rate of 8.11. This has been done in order to secure the EURO-nominated income from parts of two firm contracts in Germany. The EURO has been sold on forward contracts where 14 percent expires in 1Q06, 26 percent expires in 2Q06, 35 percent expires in 3Q06 and 25 percent expires in 4Q06. In accordance with IAS39, the effect will be that the secured part of the revenues from these contracts will be reflected at 8.11. The Group does not apply hedge accounting on any other contracts or predicted cash flows.

Seasonality: Materials Handling operations, and to some extent the US RVM operations, have some seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

IFRS2: 3 March 2006, the TOMRA Board redeemed 4,040,776 management and employee-options. The gain, equal to NOK 93.8 million, was paid out in cash. The amount has been charged to equity, as the options are accounted for in accordance with IFRS2 where the calculated market value for the options is expensed over the vesting period.

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology, Materials Handling, Industrial Processing Technology and Development Activities. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America, plus related data management systems, which monitor container collection volumes and related cash flow.
- Materials Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort, which provides optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastics.
- Development Initiatives consist of general business development activities and projects in Japan and UK. The segment includes the activities related to the development of the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Discontinued operations comprise TOMRA's Brazilian operations, which were sold in August 2005. The result from discontinued operations is presented in a separate line in the Profit and Loss statement. Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group functions. There are no material segment revenues from transactions with other segments.

# APPENDIX: SEGMENT FINANCIALS

| **SEGMENT** | **Collection Technology** | | **Materials Handling** | | **Industrial Processing Technology** | | **Development Initiatives** | | **Group Functions** | | **Total** | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *(Figures in NOK millions)* | **1st Quarter** | | **1st Quarter** | | **1st Quarter** | | **1st Quarter** | | **1st Quarter** | | **1st Quarter** | |
| | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** | **2006** | **2005** |
| Revenues | 503 | 250 | 218 | 187 | 100 | 66 | 1 | 1 | - | - | 822 | 504 |
| *- Nordic* | *95* | *85* | - | - | *9* | *14* | - | - | - | - | *104* | *99* |
| *- Central Europe & UK* | *314* | *84* | - | - | *56* | *39* | - | - | - | - | *370* | *123* |
| *- Rest of Europe* | - | - | - | - | *11* | *4* | - | - | - | - | *11* | *4* |
| *- US East & Canada* | *94* | *81* | *114* | *101* | *7* | *3* | - | - | - | - | *215* | *185* |
| *- US West* | - | - | *104* | *86* | - | - | - | - | - | - | *104* | *86* |
| *- Rest of World* | - | - | - | - | *17* | *6* | *1* | *1* | - | - | *18* | *7* |
| Gross contribution | 222 | 123 | 43 | 34 | 48 | 28 | 0 | 0 | - | - | 313 | 185 |
| *- in %* | *44%* | *49%* | *20%* | *18%* | *49%* | 43% | - | - | - | - | *38%* | *37%* |
| Operating profit | 116 | 31 | 14 | 8 | 13 | (9) | (16) | (16) | (4) | (9) | 123 | 5 |
| *- in %* | *23%* | *12%* | *7%* | *4%* | *13%* | - | - | - | - | - | *15%* | *1%* |
| | | | | | | | | | | | | |
| Assets | 1417 | 1175 | 674 | 615 | 507 | 460 | 5 | 244 | 484 | 876 | 3087 | 3370 |
| Liabilities | 628 | 343 | 80 | 99 | 74 | 61 | 2 | 39 | 121 | 90 | 1097 | 632 |


TOMRA®

# 1Q 2006

## Highlights Q1 2006


TOMRA

- Strong performance in all business areas:
  - Revenues of 822 MNOK (+63 percent relative to 504 MNOK in first quarter 2005)
  - Operating profit before other items of 123 MNOK (5 MNOK in first quarter 2005)
  - Cash flow from operations of 36 MNOK (1 MNOK in first quarter 2005)
- Germany on track
  - Orders received support market share ambition
  - Production and installation according to plans
  - Working capital requirements less than previously expected
- TESCO and Sumitomo discussions developing positively
- TOMRA's Board of Directors has decided to appeal the EU Commission's decision



## Renaming of business segments


TOMRA

*BUSINESS AREAS*

| | | | | |
|---|---|---|---|---|
| *CURRENT* | RVM Technology | Collection & Materials Handling | Recycling Technology | Other non-deposit initiatives |
| *NEW* | Collection Technology | Materials Handling | Industrial Processing Technology | Development initiatives |

*No change in how revenues, profits or assets are allocated*



## Financial highlights (IFRS continued operations*)

| *Figures in NOK million* | 1Q 2006 | 1Q 2005 |
|---|---|---|
| **Revenues** | **822** | **504** |
| • Collection Technology | 503 | 250 |
| • Materials Handling | 218 | 187 |
| • Industrial Processing Technology | 100 | 66 |
| • Development initiatives | 1 | 1 |
| **Gross contribution** | **313** | **185** |
| ***(Gross margin)*** | **38%** | **37%** |
| **Operating profit** | **123** | **5** |
| ***(Operating margin)*** | **15%** | **1%** |
| Cash flow from operations | 36 | 1 |
| Total assets | 3,087 | 3,370 |



* Brazilian operations discontinued in August 2005

TOMRA SYSTEMS ASA
082-03334

## SEGMENT: Collection Technology





## Collection Technology – Financials

| *Figures in NOK million* | 1Q 06 | 1Q 05 |
|---|---|---|
| **Revenues** | **503** | **250** |
| • Nordic | 95 | 85 |
| • Central Europe & UK | 314 | 84 |
| • Rest of Europe | - | - |
| • US East/Canada | 94 | 81 |
| **Gross contribution (in %)** | **222 (44%)** | **123 (49%)** |
| **Operating expenses** | 106 | 92 |
| **Operating profit (in %)** | **116 (23%)** | **31 (12%)** |



## Collection Technology – Highlights

**Europe**

- Revenues of 409 MNOK, up 142% versus last year
  - 1,300 new machines installed and 700 existing machines upgraded in Germany during 1Q
  - Continued strong performance in Holland
  - Nordic replacement campaign yet to have significant impact
- Orders for ~5,400 RVMs received in Germany during 1Q 2006, bringing total order volume to ~9,400 RVMs
- More than 400 UNOs sold during 1Q 2006, continued tests with several potential "volume" customers

**North America**

- Revenues of 14.0 MUSD, up 9% versus last year; revenues measured in MNOK increased 16% to 94
- Growth is due to favorable timing of RVM placements, i.e. under the previously announced replacement contract in Michigan



## Collection Technology – Order situation in Germany

*ROUGH ESTIMATES*

**Demand for RVMs in Germany**
Number of machines


30,000-40,000
~14,900
~5,500
Others
~9,400
TOMRA
Total market potential
Announced orders

- So far orders for approximately 50% of the estimated total demand have been placed
- A couple of large discounters expected to place orders in 2006, traditional supermarkets and hypermarkets expected to place orders in second part of 2006 and in 2007
- TOMRA is on track to achieve its market share target of 50-70%
- Orders for 7,900 new machines and 1,500 upgrades have been placed with TOMRA so far
- Although TOMRA has not announced any major contract since 1 March 2006, *several small retailers have placed orders*

## Collection Technology – recognition of revenues from Germany

TOMRA

*ROUGH ESTIMATES*

**Revenue recognition of TOMRA's orders**
Number of machines


4Q05
~ 80
1Q06
~ 2,000
2Q06
~ 3,000
3Q06
~ 2,300
4Q06
~ 2,000
TOTAL
~ 9,400

- Production and installation according to plans
- 1,300 new machines installed and 700 existing machines upgraded in first quarter 2006
- The relatively high share of upgrades (35%) in the first quarter is expected to drop in the coming quarters (upgrades account for 11% of remaining order backlog)
- Difficult to predict exact timing of remaining installations



## SEGMENT: Materials Handling

TOMRA


Recycling Center



## Materials Handling – Financials

TOMRA

| *Figures in NOK million* | 1Q 06 | 1Q 05 |
|---|---|---|
| **Revenues** | 218 | 187 |
| • US East/Canada | 114 | 101 |
| • US West | 104 | 86 |
| **Gross contribution (in %)** | 43 (20%) | 34 (18%) |
| **Operating expenses** | 29 | 26 |
| **Operating profit (in %)** | 14 (7%) | 8 (4%) |



## Materials Handling – Highlights

TOMRA

**US East/ Canada**

- Revenues of 17.0 MUSD, up 5% versus last year; revenues measured in MNOK increased 13% to 114
- Growht driven by 2% increase in container volumes
- Consolidation of processing plants in 2005 will yield further efficiency gains in 2006

**US West/ California)**

- Revenues of 15.6 MUSD, up 14% versus last year; revenues measured in MNOK increased 21% to 104
- Growth driven by strong volumes (+13%) and attractive commodity pricing
- Ongoing activities to further strengthen business model and reduce risks

# SEGMENT: Industrial Processing Technology


TOMRA


STADI




# Industrial Processing Technology – Financials

TOMRA

| *Figures in NOK million* | 1Q 06 | 1Q 05 |
|---|---|---|
| **Revenues** | 100 | 66 |
| • Nordic | 9 | 14 |
| • Central Europe & UK | 56 | 39 |
| • Rest of Europe | 11 | 4 |
| • US/Canada | 7 | 3 |
| • Rest of World | 17 | 6 |
| **Gross contribution (in %)** | 48 (49%) | 28 (43%) |
| **Operating expenses** | 35 | 37 |
| **Operating profit (in %)** | 13 (13%) | -9 |



# Industrial Processing Technology – Highlights

TOMRA


TiTech

- Strong demand driven by favorable regulatory environment, increasing acceptance for optical sorting and increased sales force
- Germany still strong and significant momentum in important markets like Spain, Italy and UK
- Record order backlog


Orwak Group

- Sales and operating profit according to expectations
- Cost reductions initiated last year have yielded results, and steel prices have come down
- Strong order backlog (+10% vs. last year)




# Industrial Processing Technology - Order book

TOMRA


Order book value
NOK million
Record order backlog of 93 MNOK!
100
90
80
70
60
50
40
30
20
10
0
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
Timing

## SEGMENT: Development initiatives









## Development initiatives - Financials



- After the disposal of the Brazilian assets in August last year, this segment consists of TOMRA's business development initiatives including the projects in UK and Japan. Revenues from commercialized projects will be reported under Collection Technology or Industrial Processing Technology
- Thus, this segment is more a cost center than a business area, but for the sake of transparency related to spending on future growth, TOMRA will continue to report revenues and operational expenses for this segment separately
- Revenues in 1Q 2006 amounted to 1 MNOK, equal to first quarter last year
- Operational expenses in 1Q 2006 were 16 MNOK, equal to first quarter last year





## Development initiatives – Highlights

TOMRA



**UK**

- TRC working according to all involved stakeholders' expectations
- Discussions with TESCO for an expansion of the TRC program continue
- Investment level still high pending a decision from TESCO

**Japan**

- 10 RVMs placed in first quarter 2006
- Ongoing discussions with wards in Tokyo for further placements in 2006
- Negotiations with SUMITOMO regarding a partnership agreement continue



## Financial justification of non-deposit collection models

TOMRA

*INDICATIVE*

| | UK – retail model (GBP/location/year) | | JAPAN – municipality model (YEN/center/year) | | OTHER – priv. op. model (EUR/location/year) | |
|---|---|---|---|---|---|---|
| | Existing | New | Existing | New | Existing | New |
| **Revenues** | | | | | | |
| • Material | 0 | 13,000 | 0 | 100,000 | 0 | 10,000 |
| • Subsidies | 0 | 13,000 | 0 | 0 | 0 | Space & el. |
| • Advertising | 0 | Potentially | 0 | 0 | 0 | 25,000 |
| • Marketing | 0 | Unknown | 0 | 0 | 0 | 0 |
| **Costs** | | | | | | |
| • Infrastructure | 0 | 10,000 | ~0 | 600,000 | 0 | 9,000 |
| • Maintainance | 0 | 6,000 | 0 | 300,000 | 0 | 6,000 |
| • Operations | 0 | 7,000 | 1,800,000 | 500,000 | 0 | 15,000 |
| • Incentives | 0 | 3,000 | 0 | ~0 | 0 | 2,000 |
| **Profit** | **0** | **~0** | **-1,800,000** | **-1,300,000** | **0** | **3,000** |
| ***Value proposition:*** | ***Profit potential + marketing/ PR effect*** | | ***15-45% cost reduction potential*** | | ***Profit potential*** | |

NOTE: These figures are indicative and depend on several assumptions like number of objects returned to the centers, material prices, technology costs, agreements etc. In Japan there are also certain variations in business models, set-ups and

TOMRA SYSTEMS ASA
082-03334

## The macro environment for recycling is developing very positively

| | | |
|---|---|---|
| *Waste per capita increasing* | 4% annual growth in rigid packaging in industrialized countries | Positive impact on all business areas |
| *Stricter regulations and more ambitious targets* | Landfill regulations and packaging directive make it more expensive not to recycle | Positive impact on all business areas |
| *Commodity prices increasing* | Aluminum and PET prices have increased significantly | Positive impact on all business areas, in particular Materials Handling and TRC/Japan |
| *Manual processes increasingly expensive* | Rising labor costs and stricter labor regulations make investments in technology more attractive | Positve impact on Collection Technology, TiTech, Orwak and TRC/Japan |
| *More focus on corporate social responsibility* | Recycling on the agenda of major producers and retailers | Positve impact on Orwak and TRC/Japan |



TOMRA®
*Helping the world recycle*

## Addendum slides



## Major shareholders*

| | Shareholder | Shares | Ownership |
|---|---|---|---|
| 1. | Folketrygdfondet | 17 071 100 | 9.6% |
| 2. | Orkla ASA | 7 226 800 | 4.0% |
| 3. | State Street Bank & Client Omnibus D | 6 645 081 | 3.7% |
| 4. | Tomra Systems ASA | 4 844 695 | 2.7% |
| 5. | JP Morgan Chase Bank Clients Treaty Account | 4 764 649 | 2.7% |
| 6. | Clearstream Banking CID Dept, Frankfurt | 4 182 327 | 2.3% |
| 7. | Vital Forsikring ASA DnB NOR Kapitalforvaltning | 3 958 489 | 2.2% |
| 8. | Danske Bank A/S 3887 Operations Sec. | 3 523 027 | 2.0% |
| 9. | Deutsche Bank AG LON | 2 867 952 | 1.6% |
| 10. | SIS Segaintersettle | 2 845 512 | 1.6% |
| | **SUB-TOTAL** | **57 929 632** | **33,1%** |
| | **Other shareholders** | **120 556 927** | **66,9%** |
| | **TOTAL (13,791 shareholders)** | **178,486,559** | **100.0%** |
| | **Total foreign ownership** | **73 770 577** | **41.3%** |

*Registered 31 March 2006

TOMRA SYSTE
082-0333

# Shares & shareholders*

TOMRA

| | Country | Ownership | Number of shareholders |
|---|---|---|---|
| 1. | Norway | 58.7% | 12 958 |
| 2. | Great Britain | 14.3% | 85 |
| 3. | USA | 8.8% | 175 |
| 4. | Luxembourg | 4.3% | 40 |
| 5. | Denmark | 3.2% | 60 |
| 6. | Switzerland | 3.0% | 18 |
| 7. | Sweden | 1.4% | 119 |
| 8. | France | 1.1% | 20 |
| 9. | Ireland | 0.8% | 20 |
| 10. | Finland | 0.8% | 22 |
| | **TOTAL** | **96.3%** | **13 517** |

*Registered 31 March 2006